Exhibit 99.1

Securities Code: 8603

November 26, 2007

To Shareholders

Shoji Kuwashima

President & Chief Executive Officer

Nikko Cordial Corporation

6-5, Nihonbashi Kabuto-cho, Chuo-ku,

Tokyo 103-8225, Japan

NOTICE OF THE CONVOCATION OF THE EXTRAORDINARY

GENERAL MEETING OF SHAREHOLDERS

We hereby cordially invite our shareholders to attend the extraordinary general meeting of shareholders (“EGM”) to be held as described below.

Those of you who are unable to attend the EGM are kindly requested to exercise your voting rights by either one of the methods listed below by 5 p.m. on Tuesday, December 18, 2007, after examining the enclosed reference materials for the EGM.

[Exercise of voting rights by mail]

Please indicate your approval or disapproval on the enclosed Mail-in Voting Card and mail it back to us by the aforementioned deadline for the exercise of voting rights.

[Exercise of voting rights via electronic means]

Please access the Internet website (http://www.web54.net) for the exercise of voting rights, and indicate your approval or disapproval by following the instructions on the website by the aforementioned deadline for the exercise of voting rights. For details on these procedures, please refer to the “Notes on the Use of Exercising Voting Rights via Electronic Means.”

1. Date: Wednesday, December 19, 2007 at 10 a.m.

2. Place:

Ballroom, Basement 2nd Floor, The Prince Park Tower Tokyo

4-8-1, Shiba Koen, Minato-ku, Tokyo 105-8563, Japan

3. Agenda:

Matters to be resolved:

Item 1:	Approval of the Share Exchange Agreement between the Company and Citigroup Japan Holdings Ltd.

Item 2:	Partial Amendment to the Articles of Incorporation

4. Matters determined relating to this notice

(1)	When you exercise your voting rights more than once via electronic means, your last vote will be treated as the validly exercised vote.

(2)	When you exercise your voting rights by both mail and electronic means, the vote that arrives the latest will be treated as a validly exercised vote. However, if both votes arrive on the same day, your vote via electronic means will be treated as a validly exercised vote.

(3)	In accordance with the governing law and Article 16 of our Articles of Incorporation, notice of the convocation of the EGM and reference materials for the EGM are publicly available on our website (http://www.nikko.jp/), and therefore the following is not included in the reference materials for the general meeting of shareholders.

•	Provisions equivalent to the Articles of Incorporation of Citigroup Inc. (Article 184-4-A of Company Act)

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*	In connection with your attendance at the EGM, please give the enclosed Voting Card to the reception desk at the meeting. If your agent attends the EGM, please give the instrument certifying the powers of attorney with the Voting Card to the reception desk at the meeting (Pursuant to our Articles of Incorporation, only one shareholder with voting rights may act as an agent for a shareholder).

*	If we amend the reference materials for the EGM, we will upload such amendments to our website (http://www.nikko.jp/).

NOTICE OF THE CONVOCATION OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS of Nikko Cordial Corporation, a Japanese corporation, is originally prepared in the Japanese language. This document is a translation in English of a part of that notice in Japanese for the convenience of foreign shareholders.

Reference Material for the General Meeting of Shareholders (Draft)

Proposals and Matters to Consider

Proposal No.1 Approval of the Share Exchange Agreement between the Company and Citigroup Japan Holdings Limited

I. Reason for the Share Exchange

On March 6, 2007, Nikko Cordial Corporation (“the Company”) entered into a comprehensive strategic alliance agreement consisting of a broad business and a capital alliance with Citigroup Inc. (“Citigroup”) in line with its medium-to-long-term group business strategy. Under this comprehensive strategic alliance agreement, Citigroup conducted a tender offer for the Company’s shares, etc. through Citigroup Japan Investments LLC, a wholly-owned Citigroup subsidiary, during the period from March 15, 2007 to April 26, 2007. As a result of the tender offer and subsequent transactions, Citigroup owned, as of October 31, 2007, approximately 67.2% (approximately 68% in terms of voting rights) of the Company’s shares outstanding through Citigroup Japan Holdings Ltd. (“CJH”), a wholly-owned Citigroup subsidiary.

Nikko Group believes its strength lies in its broad customer base established and maintained through its brand, which is recognized as deeply rooted in Japanese culture, and its ability to provide products and services through its extensive multi-channel networks. On the other hand, Citigroup, as a leading global financial services group, boasts a strong global presence, possessing the capability of providing top quality and broad services as well as a high quality corporate governance system. Nikko Group and Citigroup have continued to strengthen their largely complementary businesses by seeking new business alliance opportunities through capital affiliation and various joint ventures.

On August 31, 2007, the Company received the Share Exchange proposal from Citigroup to make the Company a wholly-owned subsidiary of CJH (“Share Exchange”), pursuant to a share-for-share exchange in which the common shares of Citigroup will be the consideration, to further strengthen the alliance.

In response to this proposal from Citigroup, the Company, in order to protect the interest of its minority shareholders, collected information, opinions and advice, carefully analyzed and reviewed the details, considered whether the Company should accept the proposal (as described in Item III 1 (3) below) and engaged in discussions and negotiations with Citigroup. Based on careful deliberations with respect to the appropriateness of entering into the Basic Agreement on the Share Exchange (“Basic Agreement”) and the terms therein, the Company’s board of directors unanimously approved the signing of the Basic Agreement on October 2, 2007. In response to this, the Company executed the Basic Agreement on the same day.

After execution of the Basic Agreement among the Company, Citigroup and CJH on October 2, 2007, the Company, CJH and Citigroup confirmed the issues relating to tax as well as practical matters regarding the Share Exchange. Based on this confirmation and following careful deliberations with respect to the appropriateness of entering into the share exchange agreement with CJH (the “Original Share Exchange Agreement”) and the terms therein, the Company’s board of directors unanimously approved the execution of the Original Share Exchange Agreement on October 31, 2007. In response to this, the Company executed the Original Share Exchange Agreement on the same day.

Subsequently, on November 4, 2007 (U.S. Eastern Standard Time), Citigroup announced that the fair value of the U.S. sub-prime related direct exposures in its Securities and Banking (S&B) business had declined significantly since September 30, 2007. Moreover, the price of Citigroup shares, which were traded on the New York Stock Exchange at USD 47.86 on October 2, 2007 (U.S. Eastern Standard Time), has decreased to USD35.90 as of November 13, 2007 (U.S. Eastern Standard Time).

In response to the change of the Citigroup share price, the Company engaged in discussions and negotiations with Citigroup and CJH regarding amendments to the terms of the Share Exchange defined in the Original Share Exchange Agreement. Based on careful deliberations with respect to the appropriateness of entering into the amended share exchange agreement (“Share Exchange Agreement”) and the terms therein, the Company’s board of directors unanimously approved the signing of the Share Exchange Agreement on November 14, 2007. In response to this, the Company executed the Share Exchange Agreement on the same day.

By further reinforcing its alliance with Citigroup through the Share Exchange, the Company believes it can create one of Japan’s leading comprehensive financial services groups, with banking and securities capabilities and maximize capital and financing efficiencies. The Company believes it will be able to develop future businesses more flexibly and aggressively based on the broader range of options that will be available. The Company also believes its complementary relationship, in terms of regional and business aspects, can be more fully utilized by further enhancing the value of the Nikko brand.

The Company and Citigroup possess a common view that customers’ needs must be a top priority. Both companies believe that they must provide quality services and products based on this relationship while realizing the highest ethical level of “responsibility to clients”, which is one of Citigroup’s “shared responsibilities” (which is a Citigroup slogan), and of “client focus” (which is one of the Company’s management principles), in order to become a comprehensive financial services group that is the first choice for customers. At the same time, in addition to the expansion of our businesses through mutually complementary relationships, further opportunities for the Company’s employees to work and develop are expected to be created.

II. Outline of the Share Exchange Agreement

Share Exchange Agreement

CITIGROUP JAPAN HOLDINGS LTD., a kabushiki kaisha having its offices at 3-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan (“CJH”), and NIKKO CORDIAL CORPORATION, a kabushiki kaisha having its offices at 6-5 Nihonbashi Kabuto-cho, Chuo-ku, Tokyo 103-8225, Japan (“NCC”), hereby amend the Share Exchange Agreement as of October 31, 2007 between CJH and NCC (“Original Agreement”) and execute the following Share Exchange Agreement as of November 14, 2007 (the “Execution Date”) (hereinafter referred to as the “Agreement”). This Agreement shall become effective on the Execution Date and upon the effectiveness of this Agreement the provisions of the Original Agreement shall be superseded in their entirety by this Agreement. CJH is a wholly-owned first-tier subsidiary of Citigroup Inc., a Delaware corporation (“Citigroup”).

Article 1 (Share Exchange)

CJH and NCC shall execute a share-for-share exchange as a result of which CJH shall become the absolute parent company of NCC and NCC shall become a wholly-owned subsidiary of CJH (the “Share Exchange”). As a consequence of the Share Exchange, CJH shall acquire the entire issued stock of NCC, except the stock of NCC owned by CJH, in exchange for shares of common stock of Citigroup (the “Citigroup Shares”) in the manner described in Article 2 below.

Article 2 (Shares to be Delivered in Share Exchange and Allotment)

2.1 Upon the execution of the Share Exchange, CJH shall deliver to the shareholders of NCC (including beneficial shareholders, but excluding CJH), as entered or recorded in the shareholders’ register of NCC (hereinafter including the beneficial shareholders’ register) as of the time (the “Reference Time”) immediately preceding the time when CJH acquires the entire issued stock of NCC (except the stock of NCC already owned by CJH), the number of Citigroup Shares obtained by multiplying the total number of shares of common stock of NCC owned by the shareholders of NCC (excluding CJH) as entered or recorded in the shareholders’ register of NCC as of the Reference Time (“NCC Shares”) by the Exchange Shares. “Exchange Shares” means, with respect to each NCC Share, the number of Citigroup Shares into which such NCC Share will be exchanged, calculated in accordance with the following formula:

Exchange Shares = ¥1,700 /((Citigroup Average Price)(Exchange Rate)), where

“Citigroup Average Price” means the average of the volume- weighted average prices per Citigroup Share on the New York Stock Exchange on each of the trading days in the Valuation Period;

“Valuation Period” means the period commencing on (and including) January 15, 2008 and ending on (and including) January 17, 2008, Eastern Standard Time;

“Exchange Rate” means the average of the mean of the exchange rate quotations for buying and selling spot dollars in Tokyo by telegraphic transfer against Japanese yen, as quoted by The Bank of Tokyo—Mitsubishi UFJ, Ltd. (or, if it does not provide such quotations, Sumitomo Mitsui Banking Corporation), expressed as a number of yen per one U.S. dollar, as of 11:00 a.m. (Tokyo time) on each of the Business Days from January 15, 2008 (inclusive) to January 17, 2008 (inclusive).

“Business Day” means a day on which banks are open for business in both Tokyo, Japan and New York, New York, U.S.A.

Exchange Shares shall be calculated to the extent of thousandths of a Citigroup Share, rounded to the nearest multiple of 0.002 (rounded up in the case of equidistant thousandths numbers).

2.2 Upon the execution of the Share Exchange, CJH shall allot to each shareholder of NCC (including beneficial shareholders, but excluding CJH) as entered or recorded in the shareholders’ register of NCC as of the Reference Time a number of Citigroup Shares equal to the product of the Exchange Shares and the number of NCC Shares owned by such shareholder as entered or recorded in the shareholders’ register of NCC as of the Reference Time.

2.3 Notwithstanding the foregoing, if a Capital Transaction occurs as of a record date during or after the Valuation Period but before the Effective Date (as defined in Article 3 below, hereinafter the same shall apply), the Exchange Shares shall be adjusted proportionately to the relevant ratio of such Capital Transaction, and if a Capital Transaction occurs as of a record date during the Valuation Period the volume-weighted average price per Citigroup Share for all trading days within the Valuation Period prior to such record date shall be adjusted proportionately to such relevant ratio, in each case so as to put NCC shareholders in the same position that they would have been in had such Capital Transaction not taken place. A “Capital Transaction” means a stock dividend, stock split, reverse stock split or similar transaction in connection with the Citigroup Shares that would reasonably require an adjustment of the formula set out in Article 2.1 hereof. In addition, if a cash dividend is declared as of a record date during January 2008 before the Effective Date, an appropriate adjustment shall be made to the Exchange Shares to reflect the diminution in value of the Citigroup Shares delivered at the Effective Date as a result of the dividend declaration.

2.4 Notwithstanding the foregoing, if the number of Citigroup Shares that would be delivered to any NCC shareholder upon the Effective Date includes a fraction of less than one, CJH shall deliver to such shareholder an amount of cash (“hasu-choseikin”) equal, rounded as necessary up to the nearest whole yen, to the product of such fraction and the Market Price in lieu of the number of Citigroup Shares equal to such fraction. For the purpose of this paragraph, “Market Price” shall mean the price per Citigroup Share in the last sales transaction which is made 1 day prior to the day immediately before the Effective Date (US Eastern Standard Time) on the New York Stock Exchange, converted into Japanese yen, rounded as necessary up to the nearest whole yen, at the mean of the last exchange rate quotations for buying and selling spot dollars in Tokyo by telegraphic transfer against Japanese yen, as quoted immediately before the Effective Date by The Bank of Tokyo—Mitsubishi UFJ, Ltd. (or, if it does not provide such quotations, Sumitomo Mitsui Banking Corporation).

Article 3 (Effective Date)

The date on which the Share Exchange shall become effective (hereinafter referred to as the “Effective Date”) shall be January 29, 2008.

Article 4 (General Meeting for Approval of the Share Exchange)

4.1 NCC shall convene an extraordinary general meeting of shareholders, scheduled to be held on December 19, 2007 (the “Shareholders Meeting”), and submit an agenda at the Shareholders Meeting permitting a vote on this Agreement and the resolution of any matters which shall be necessary to execute the Share Exchange, provided, however, that such schedule may be modified upon consultation and agreement between CJH and NCC in the event such modification is necessary under the applicable procedural requirements for the Share Exchange or other reasons.

4.2 CJH shall convene and seek its shareholder’s approval of the Share Exchange at an extraordinary general meeting of shareholders of CJH scheduled to be held prior to the Effective Date. CJH represents and warrants to NCC that Citigroup, its sole shareholder, has agreed to vote in favor of the Share Exchange at such meeting.

Article 5 (Limitation on Distribution of Surplus)

NCC shall not declare or pay any dividend on the NCC Shares, after the dividend for the quarter ended September 30, 2007, while the transactions contemplated by this Agreement are pending. The parties acknowledge that those who received Citigroup Shares in the Share Exchange and keep holding them will be entitled to receive dividends declared on the Citigroup Shares as of any record date after the Effective Date.

Article 6 (Management of Company Property, etc.)

6.1 From the date of this Agreement to the Effective Date, NCC shall conduct its business and manage and operate its property with the duty of care and diligence of a good manager, in accordance with its ordinary and usual practice, and in substantially the same manner as customarily conducted, and if NCC intends to engage in any course of action which may have a material impact on its property, rights or obligations, such course of action may only be performed after consultation with CJH and having received its consent thereto. From the date of this Agreement to the Effective Date, NCC shall not issue or allot any new NCC Shares or share purchase warrants (shinkabu yoyaku-ken) or dispose of any treasury shares or share purchase warrants unless required by law or the terms of NCC share purchase warrants (shinkabu-yoyaku-ken) or rights to purchase shares (shinkabu-hikiuke-ken), or split its shares.

6.2 From the date of this Agreement to the Effective Date, CJH shall conduct its business and manage and operate its property in such a manner as will not in any way interfere with its ability to consummate the Share Exchange and fulfill its other obligations under this Agreement. CJH represents and warrants that as of the Effective Date it will own beneficially and of record sufficient Citigroup Shares, without any security interests or other encumbrances, to deliver all Citigroup Shares to be issued in the Share Exchange in accordance with Article 2.1.

6.3 With respect to the starting date of maintenance of absorbing merger agreement and others (kyushugappei-keiyaku-to bichikaishi-bi), NCC shall cause Article 782, Paragraph 2, Item 1 of the Corporate Law to apply to the Share Exchange unless otherwise agreed between CJH and NCC.

Article 7 (Termination of Agreement)

7.1 Upon the occurrence of any material event beyond the reasonable control of either party hereto that makes the completion of the Share Exchange impossible or impracticable, this Agreement may be modified or terminated upon mutual written agreement of both parties hereto after mutual consultation.

7.2 If after November 14, 2007 there has been a change or event that has had, or is reasonably likely to have, a material adverse effect on the business, financial condition or results of operations of NCC and its subsidiaries, taken as a whole, excluding changes in economic conditions affecting market participants generally, CJH and NCC may modify the terms and conditions of the Share Exchange upon consultation and mutual agreement or CJH may terminate this Agreement by written notice to NCC; provided that if the convocation notice for the Shareholders Meeting has been sent to NCC shareholders, any modifications shall either (x) be to the extent permitted without sending a new convocation notice or (y) require the transmittal of a new convocation notice reflecting such modifications.

7.3 If the Citigroup Average Price is below $22.00 (adjusted, if applicable, for any Capital Transaction), this Agreement shall terminate as of January 22, 2008 unless CJH and NCC agree otherwise and publicly announce that agreement on or before January 21, 2008.

Article 8 (Effectiveness of this Agreement)

This Agreement shall become null and void in the event that the approval of the Share Exchange by the Shareholders Meeting or the competent authorities as required by applicable laws and regulations is not obtained, and the Share Exchange has not occurred, by April 28, 2008.

Article 9 (Consultation)

Except as provided in this Agreement, any matter which is necessary for the execution of the Share Exchange shall be determined through consultation and agreement between CJH and NCC consistent with the purpose and intent of this Agreement.

Article 10 (Governing Law)

This Agreement shall be governed by and construed in accordance with the laws of Japan.

IN WITNESS WHEREOF, two original copies of this Agreement have been prepared, and after affixing their seals on the date first written above, each party shall retain one copy.

CJH: CITIGROUP JAPAN HOLDINGS LTD.

By:	/s/ Douglas L. Peterson
Name:	Douglas L. Peterson
Title:	Representative Director & CEO

NCC: NIKKO CORDIAL CORPORATION

By:	/s/ Shoji Kuwashima
Name:	Shoji Kuwashima
Title:	Representative Executive Officer, President & CEO

III. Summary of Items Listed under Clause 1 of Article 184 of the Regulation for Enforcement of the Company Law (except for Items 5 and 6)

1. Fairness of the Share Exchange Consideration

(1) Total number or value of the share exchange consideration and allotment equivalence

Upon completion of the Share Exchange in accordance with the Share Exchange Agreement, CJH will deliver to each shareholder of the Company (excluding CJH) the number of shares of Citigroup common stock (“Citigroup Shares”) obtained by multiplying the total number of shares of common stock of the Company owned by such Company’s shareholder by the number of Exchange Shares calculated based on the formula below. Meanwhile, as described below, the Exchange Shares will be calculated to a thousandth of a Citigroup Share, rounded to the nearest multiple of 0.002 (rounded up in the case of equidistant thousandths numbers).

Exchange Shares = ¥1,700 /((Citigroup Average Price)×(Exchange Rate))

where:

“Citigroup Average Price” means the average of the volume-weighted average prices per Citigroup Share on the New York Stock Exchange on each of the trading days in the valuation period1;

“Valuation Period” means the period commencing on (and including) January 15, 2008 and ending on (and including) January 17, 2008 (U.S. Eastern Standard Time);

“Exchange Rate” means the average of the mean of the exchange rate quotations for buying and selling spot dollars in Tokyo by telegraphic transfer against Japanese yen, as quoted by The Bank of Tokyo—Mitsubishi UFJ, Ltd. (or, if it does not provide such quotations, Sumitomo Mitsui Banking Corporation), expressed as a number of yen per one U.S. dollar, as of 11:00 a.m. (Tokyo time) on each of the Business Days during the period commencing on (and including) January 15, 2008 and ending on (and including) January 17, 2008;

“Business Day” means a day on which banks are open for business in both Tokyo, Japan and New York, New York, U.S.A.

If a Capital Transaction occurs as of a record date which falls during or after the Valuation Period but before the Effective Date, the Exchange Shares shall be adjusted proportionately to the relevant ratio of such Capital Transaction, and if a Capital Transaction occurs as of a record date which falls during the Valuation Period the volume-weighted average price per Citigroup Share for all trading days within the Valuation Period prior to such record date will be adjusted proportionately to such relevant ratio, in each case so as to put NCC shareholders in the same position that they would have been in had such Capital

[1]	The following provisions under the Original Share Exchange Agreement have been deleted: 1) In determining the number of shares of Citigroup common stock that CJH shall deliver to the shareholders of NCC (excluding CJH) upon the execution of the Share Exchange, if the Citigroup Average Price as so determined is greater than USD58.00, then the Citigroup Average Price shall be USD58.00, and if the Citigroup Average Price as so determined is less than USD37.00, then the Citigroup Average Price shall be USD37.00; and 2) the Company may terminate the Original Share Exchange Agreement in the event that the Citigroup Average Price falls below USD26.00. Meanwhile, the Share Exchange Agreement provides that if the Citigroup Average Price falls below USD22.00 (the said price to be adjusted if a Capital Transaction is made), the said agreement will terminate as of January 22, 2008 (Tokyo time), unless the Company and CJH agree otherwise and publicly announce that agreement on or before January 21, 2008 (Tokyo time).

Transaction not taken place. A “Capital Transaction” means a stock dividend, stock split, reverse stock split or similar transaction in connection with the Citigroup common shares that would reasonably require an adjustment of the formula set out above. In addition, if a cash dividend is declared as of a record date which falls during January 2008 before the Effective Date, an appropriate adjustment will be made to the Exchange Shares to reflect the diminution in value of the Citigroup common shares delivered at the Effective Date as a result of the dividend declaration.

Notwithstanding the foregoing, if the number of Citigroup common shares that would be delivered to any NCC shareholder upon the Effective Date includes a fraction of less than one share, CJH will deliver to such shareholder an amount of cash (“hasu-choseikin”) equal, rounded up to the nearest whole yen as necessary, to the product of such fraction and the market price in lieu of the number of Citigroup common shares equal to such fraction. For the purpose of this paragraph, “Market Price” means the price per Citigroup common share in the last sales transaction which is made one day prior to the day immediately before the Effective Date (US Eastern Standard Time) on the New York Stock Exchange, converted into Japanese yen, rounded as necessary up to the nearest whole yen, at the mean of the last exchange rate quotations for buying and selling spot dollars in Tokyo by telegraphic transfer against Japanese yen, as quoted immediately before the Effective Date by The Bank of Tokyo—Mitsubishi UFJ, Ltd. (or, if it does not provide such quotations, Sumitomo Mitsui Banking Corporation).

In the Original Share Exchange Agreement, for the calculation method of the consideration to be paid in the Share Exchange, based on the proposal from Citigroup, negotiations between GCA, a domestic M&A advisory firm which is appointed as the Company’s independent financial advisor (“GCA”), and Nikko Citigroup Limited, which is appointed as Citigroup’s financial advisor, and other discussions by GCA and Greenhill & Co., LLC, a U.S. M&A advisory firm which is also appointed as the Company’s independent financial advisor (“Greenhill”), with Citigroup, it was decided to adopt a collared floating share exchange rate system. Under the collared floating share exchange rate system, the number of Citigroup common shares to be granted per share of common stock of the Company is calculated by dividing an agreed value of ¥1,700 per share by the average of the volume-weighted average prices per Citigroup common share measured on each Business Day from January 15 to 17, 2008. If the average of the volume-weighted average prices per Citigroup common share is outside the range of values from $37.00 to $58.00, the shareholders of the Company will receive a fixed number of Citigroup common shares in exchange for shares of common stock of the Company based on the relevant end-point of that range.

As announced on October 31, 2007, under the Original Share Exchange Agreement, upon the execution of the Share Exchange, CJH will deliver to the shareholders of NCC (excluding CJH) the number of shares of Citigroup common stock obtained by multiplying the total number of shares of common stock of NCC owned by the shareholders of NCC by the number of “Exchange Shares” (¥1,700 divided by the average of the volume-weighted average price per Citigroup common stock on each of the trading days during the period commencing on (and including) January 15, 2008 and ending on (and including) January 17, 2008 (U.S. Eastern Standard Time) converted into Japanese Yen by multiplying a specified exchange rate quotation). Moreover, the Original Share Exchange Agreement provides that if the Citigroup Average Price as so determined is greater than USD58.00, then it shall be USD58.00, and if the Citigroup Average Price as so determined is less than USD37.00, then it shall be USD37.00. Hence, under the Original Share Exchange Agreement, NCC shareholders (excluding CJH) would receive more shares of Citigroup common stock than the number determined based on the Citigroup Average Price if the Citigroup Average Price is greater than USD58.00. On the contrary, the NCC shareholders (excluding CJH) would receive fewer shares of Citigroup common stock than the number determined based on the Citigroup Average Price if the Citigroup Average Price is less than USD37.00. The collar mechanism was removed and does not exist in the Share Exchange Agreement.

The board of directors of the Company received the opinions dated October 2, 2007 from GCA , a Japanese M&A advisory firm which was appointed as the Company’s independent financial advisor (“GCA”), and Greenhill & Co., LLC, a U.S. M&A advisory firm which was also appointed as the Company’s independent financial advisor (“Greenhill”), with respect to the fairness from a financial point of view of the consideration to be paid under the terms of the Basic Agreement to the minority shareholders specified in, and subject to such limitations and assumptions set forth within, such opinions. In connection with their opinions, GCA and Greenhill utilized a number of commonly-accepted valuation methodologies in conducting their analyses of the fair value of the Company’s common stock, including historical share prices, market multiple and comparable transactions valuation analyses. In addition, GCA performed a sum-of-the-parts valuation analysis of NCC, in which it utilizes market multiples methodologies and considered other financial information. In the historical share prices analysis, GCA and Greenhill calculated the premium implied by the consideration to be paid in the Share Exchange, including with reference to (i) the closing price for NCC’s common stock on October 1, 2007, (ii) the average closing price from December 18th, 2006 (the first trading date after Nihon Keizai Shinbun printed an article about NCC’s accounting misstatements) to October 1, 2007, and (iii) the average closing price from March 6, 2007 (the date that the comprehensive strategic alliance agreement with Citigroup was signed) through October 1, 2007. In the market multiple analysis, GCA and Greenhill analyzed the trading valuation multiples of certain selected publicly traded companies they deemed relevant. GCA and Greenhill applied these multiples to NCC’s financial metrics to imply a trading valuation for NCC. In comparable transactions valuation analysis, GCA and Greenhill analyzed the implied valuation multiples or premiums paid for certain selected publicly available transactions they deemed relevant. GCA and Greenhill then applied these multiples or premiums to NCC’s financial metrics or NCC’s closing price on October 1, 2007. In the sum-of-the-parts analysis, GCA analyzed each of NCC’s principal operating divisions using market multiples methodologies and considering other financial information and aggregated the implied value of each operating division. GCA and Greenhill explained the analyses performed in connection with their opinions to NCC’s board of directors, stating a reference share price range based on historical share prices analyses of ¥1,445 to ¥1,600, market multiple analyses of ¥890 to ¥1,424, comparable transactions valuation analyses of ¥1,246 to ¥1,734, and GCA’s sum-of-the-parts valuation analysis of ¥829 to ¥1,720.

Based on advice from their respective legal advisors (Mori Hamada & Matsumoto and Davis Polk & Wardwell advised the Company and Paul, Weiss, Wharton & Garrison LLP and Nishimura & Asahi advised Citigroup) and financial advisors and the commercial determinations of their boards of directors and management, the two companies conducted several discussions and eventually agreed that the consideration under the terms of the Basic Agreement and the Original Share Exchange Agreement is fair.

However, as described in “I. Reason for the Share Exchange” above, there was a change in circumstances that was not anticipated at the time the Basic Agreement was signed, and the price of Citigroup shares has declined by approximately 25% since that time. If the price of Citigroup shares were to remain at the level as of November 14, 2007 and if the floor of the collar were to remain at USD 37.00, the number of shares of Citigroup common stock that NCC shareholders would receive would be less than the number calculated based on the actual Citigroup Average Price.

In response to the change of the Citigroup share price, the Company engaged in discussions and negotiations with Citigroup and CJH regarding amendments to the terms of the Share Exchange defined in the Original Share Exchange Agreement, while seeking the advice of Mori Hamada & Matsumoto and Davis Polk & Wardwell, the Company’s legal advisors, and GCA and Greenhill, the Company’s financial advisors, and the Company determined that the consideration under the terms of the Share Exchange Agreement is fair and reached agreement with CJH. Prior to the Company’s board of directors meeting, the Company received advice from GCA and Greenhill to the effect that, under the circumstances as of November 14, 2007, and in light of the decrease in Citigroup’s share price, the terms of the Share Exchange under the Share Exchange Agreement are financially more favorable to the Company’s minority shareholders than the terms of the Original Share Exchange Agreement.

Neither of GCA nor Greenhill are related to the Company or CJH.

(2) The Reason for Selection of the Said Type of Asset as an Exchange Consideration

Since the Company received Citigroup’s proposal on this Share Exchange, the Company, with due attention to the necessity of securing the interests of minority shareholders, has gathered, analyzed and deliberated on the information relating to the appropriateness and terms of the proposal from various angles, as mentioned under item (3) below, and has held discussions and negotiations with Citigroup. After all these efforts, the Company decided on Citigroup Shares as the exchange consideration of this Share Exchange.

The common shares of Citigroup are listed on the New York Stock Exchange, Mexico Stock Exchange and on the First Section of the Tokyo Stock Exchange and therefore have high liquidity. The Company’s shareholders can also sell Citigroup shares in the market for cash, or continue to hold the Company’s shares. While providing the benefits mentioned above to the shareholders of the Company and maintaining tax efficiency for the Company, the goal of making the Company a wholly-owned subsidiary of Citigroup through CJH is achieved. Therefore, the Company determined that Citigroup Shares would be a fair exchange consideration.

(3) Matters to Be Considered to Protect the Interests of the Company’s Shareholders (except for CJH)

(1) Measures aimed at achieving a fair share exchange consideration

In the Share Exchange, CJH intends to deliver to all NCC shareholders (other than CJH) Citigroup Shares. Since CJH owns approximately 68% of the total voting rights, the Company concluded that it would be necessary to carefully consider procedures for agreeing to the exchange value and conditions related to the Share Exchange in the interest of achieving fairness.

On September 5, 2007, the Company’s board of directors established a special committee comprised of four out of the five outside directors recognized to have a high level of independence, namely Messrs. Yoshio Watanabe (honorary professor of Aoyama University), Keiji Matsumoto (attorney, Matsumoto Law Office), Yukio Rimbara (President, Nittochi Sougou Sekkei Co. Ltd.) and Yuji Yamamoto (President and CEO, Huron Consulting Group) and determined that it would base its decision in respect of the Share Exchange upon the recommendation of the special committee which was to consider whether: (i) the corporate value of the Company will be enhanced through the Share Exchange; (ii) due considerations have been given to protecting the minority shareholder interests through fair procedures; and (iii) the structure of the transaction is appropriate.

In addition, as directed by the special committee, the Company appointed Greenhill, a U.S. M&A advisory firm, and GCA, a Japanese M&A advisory firm, as independent financial advisors to obtain advice on the calculation of the consideration for the Share Exchange, terms and conditions of the Share Exchange and the transaction based on the Basic Agreement, and to obtain an opinion on the fairness of the consideration to be delivered to the minority holders of the Company’s shares of common stock in the Share Exchange after determining a fair value for the Company’s shares of common stock.

GCA and Greenhill, while keeping in close contact with the special committee, jointly conducted repeated discussions and negotiations with Citigroup on the value and form of the consideration and other terms of the Share Exchange. As a result, the Company and its board of directors received opinions from Greenhill and GCA that the consideration provided for in the Basic Agreement for the value of the Company’s shares of common stock is fair from a financial point of view to the Company’s minority shareholders. Based on such opinions* and other factors and considerations, on October 2, 2007, the Company executed the Basic Agreement, which included the basic terms of the Share Exchange. On October 31, 2007, CJH and the Company entered into the Original Share Exchange Agreement.

However, in response to a change in circumstances that was not anticipated at the time the Basic Agreement was signed as described in “I. Reason for the Share Exchange” above, the Company engaged in discussions and negotiations with Citigroup and CJH regarding amendments to the terms of the Share Exchange defined in the Original Share Exchange Agreement, while seeking the advice of Mori Hamada & Matsumoto and Davis Polk & Wardwell, the Company’s legal advisors, and GCA and Greenhill, the Company’s financial advisors.

As was done in connection with the execution of the Basic Agreement, in the interest of fairness and in order to avoid conflicts of interest, the members of the special committee carefully reviewed the amendments based on the advice of GCA and Greenhill, while receiving updated reports on the progress of such discussions and negotiations among the Company, Citigroup and CJH from the Company and Mori Hamada & Matsumoto.

Pursuant to such review, on November 14, 2007, the special committee resolved to report that at this moment with respect to the Original Share Exchange Agreement, the execution of the Share Exchange Agreement to change the points mentioned in 1. (1) above was reasonable and reported this fact to the Company’s board of directors at a meeting held on the same day. Meanwhile, those directors who attended the Company’s board of directors meeting, upon careful deliberation taking into account the report made by the special committee and other factors, unanimously approved the signature of the Share Exchange Agreement with CJH on November 14, 2007. Prior to the Company’s board of directors meeting, the Company received advice from GCA and Greenhill to the effect that, under the circumstances as of November 14, 2007, and in light of the decrease in Citigroup’s share price, the terms of the Share Exchange under the Share Exchange Agreement are financially more favorable to the Company’s minority shareholders than the terms of the Original Share Exchange Agreement. Mr. Keiji Matsumoto, an outside director and a member of the special committee, did not attend the board of directors meeting and the special committee meeting held on November 14, 2007 due to certain business matters, and did not participate in the discussion, resolution or the special committee’s report.

*

Note: In providing their opinions to NCC’s board of directors, GCA and Greenhill assumed and relied upon, without independent verification, the accuracy and completeness of the information publicly available, supplied or otherwise made available to them by representatives and management of NCC and further relied upon the assurances of the representatives and management of NCC that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With the consent of NCC’s board of directors, Greenhill assumed that the translations of those documents which Greenhill reviewed or which were made available to Greenhill and which were in Japanese and translations of their discussions with management and other representatives of NCC from Japanese were accurate and complete. GCA and Greenhill assumed with the consent of NCC’s board of directors that the third-party estimates used by GCA and Greenhill in advising NCC’s board of director were a reasonable basis on which to evaluate the business and financial prospects of NCC, and neither GCA nor Greenhill expressed any opinion with respect to such third-party estimates and the data or the assumptions on which they are based. GCA and Greenhill assumed that the Share Exchange would be consummated in accordance with the terms set forth in the final, executed Basic Agreement and the Original Share Exchange Agreement, which GCA and Greenhill further assumed would be identical in all material respects to the latest drafts thereof that they reviewed, and without waiver of any material terms or conditions set forth in the agreements. GCA and Greenhill further assumed that all material governmental, regulatory and other consents and approvals necessary for the consummation of the share exchange will be obtained without any effect on NCC, Citigroup, the share exchange or the contemplated benefits of the share exchange meaningful to their analysis. Neither GCA nor Greenhill made any independent valuation or appraisal of the assets or liabilities of NCC, nor were GCA or Greenhill furnished with any such valuations or appraisals. The analyses of GCA and Greenhill were necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to GCA or Greenhill as of, October 2, 2007. It should be understood that subsequent developments may affect GCA and Greenhill’s opinions, and they do not have any obligation to update, revise, or reaffirm their opinions. Neither GCA nor Greenhill expressed an opinion as to any aspect of the share exchange other than the fairness of the consideration in the Share Exchange from a financial point of view to the public holders of shares of common stock NCC specified in the opinions GCA and Greenhill. The opinions of GCA and Greenhill were not intended to be and did not constitute a recommendation to the members of NCC’s board of directors as to whether they should approve the share exchange or the basic agreement, and were not intended to be and did not constitute a recommendation as to whether NCC’s shareholders should approve the share exchange or take any other action in respect thereof at any meeting of NCC’s shareholders convened in connection with the share exchange.

(2) Measures to Prevent Conflicts of Interest

On September 5, 2007, the Company’s board of directors established a special committee comprised of four out of the five outside directors deemed to be independent, namely Messrs. Yoshio Watanabe (honorary professor of Aoyama University), Keiji Matsumoto (attorney, Matsumoto Law Office), Yukio Rimbara (President, Nittochi Sougou Sekkei Co., Ltd.) and Yuji Yamamoto (President and CEO, Huron Consulting Group), to ensure the fairness of the terms and procedures of the Share Exchange in order to protect the interests of minority shareholders, given that the Share Exchange would be conducted with CJH, the owner of approximately 68% of the Company’s voting rights.

On the same day, the special committee appointed, at the Company’s expense, Nakamura, Tsunoda, Matsumoto Law Office as its legal advisor, who are independent from the Company and Citigroup, and recommended the appointment of GCA and Greenhill as financial advisors of NCC.

The special committee met a total of 13 times, between September 5 and October 2, 2007, during which it deliberated on matters on which it was consulted. To collect information necessary for the deliberations, Messrs. Kazuyoshi Kimura, Representative Executive Officer of the Company, Shoji Kuwashima, President & CEO of the Company, as well as other directors, officers and employees of the Company made presentations to the special committee with respect to the enhancement of corporate value which could be achieved through the Share Exchange.

Also, the Company’s legal advisors, Mori Hamada & Matsumoto and Davis Polk & Wardwell updated the special committee in writing and orally on the progress of the Basic Agreement negotiations, as well as other legal and practical issues from time to time. In addition, through discussion with Mori Hamada Matsumoto, the special committee gave due consideration to ensuring the appropriateness of the terms of the Share Exchange.

In addition, the special committee received from the independent financial advisors of the Company, GCA and Greenhill, appointed as directed by the special committee, updates on the progress of discussions and negotiations with Citigroup regarding the consideration for the Share Exchange and explanations on the fairness of the consideration for the Share Exchange.

The Company’s tax advisor, Deloitte Tohmatsu FSA also provided advice on the tax related issues regarding the Share Exchange to the special committee.

Further, Q&A sessions were held by the special committee regarding the Share Exchange with Citigroup, Paul, Weiss, Rifkind, Wharton & Garrison LLP, Citigroup’s U.S. legal advisor, Nishimura & Asahi, Citigroup’s Japanese legal advisor, and Shin-Nihon Ernst and Young, Citigroup’s tax advisor.

The special committee submitted a report to the board of directors on October 2, 2007. The special committee (i) acknowledged it was reasonable that the value of NCC would be maintained and enhanced through the Share Exchange; (ii) acknowledged that as a whole the terms of the Share Exchange provided for due consideration to protect minority shareholder interests through fair procedures; and (iii) recognized that, based on the structure of the transaction, it was appropriate to enter into and publicly announce the Basic Agreement and then enter into the Share Exchange Agreement after confirming tax and share handling aspects.

Having received this report, later on the same day, the Company held a board of directors meeting specifically to discuss the appropriateness of the Basic Agreement and its terms (including the terms of the Share Exchange) based upon the recommendation of the special committee. As a consequence of such discussions, the Company’s board of directors unanimously approved on October 2, 2007 the execution of the Basic Agreement.

On October 31, 2007, in response to the above special committee report, the Company’s board of directors reviewed issues relating to tax as well as practical matters regarding the Share Exchange. Based on this review and following careful deliberations with respect to the appropriateness of entering into the Original Share Exchange Agreement and the terms therein, the Company’s board of directors unanimously approved the signing of the Original Share Exchange Agreement on October 31, 2007.

In addition, in response to a change in circumstances that was not anticipated at the time the Basic Agreement was signed as described in “I. Reason for the Share Exchange” above, the Company engaged in discussions and negotiations with Citigroup and CJH regarding amendments to the terms of the Share Exchange defined in the Original Share Exchange Agreement. As was done in connection with the execution of the Basic Agreement, for the Share Exchange Agreement in the interest of fairness and in order to avoid conflicts of interest, the members of the special committee carefully reviewed the amendments based on the advice of GCA and Greenhill, while receiving updated reports on such discussions and negotiations among the Company, Citigroup and CJH from the Company and Mori Hamada & Matsumoto. Pursuant to such review, on November 14, 2007, the special committee resolved to report that at this moment with respect to the Original Share Exchange Agreement, the execution of the Share Exchange Agreement to change the points mentioned in 1.(1) above was reasonable and reported this fact to the Company’s board of directors at a meeting held on the same day. Meanwhile, those directors who attended the Company’s board of directors meeting, upon careful deliberation taking into account the report made by the special committee and other factors, unanimously approved the signature of the Share Exchange Agreement with CJH on November 14, 2007.

Douglas L. Peterson, a director of the Company and Representative Director and CEO of CJH, Steven R. Volk, a director of the Company and vice chairman of Citigroup, and Naoki Inoue, a director appointed by Citigroup, recused themselves from the deliberations (except, when deemed necessary to provide an explanation with respect to the Share Exchange) and resolutions regarding the Basic Agreement, Original Share Exchange Agreement and the Share Exchange Agreement at the Company’s board of directors meetings in order to avoid conflicts of interest with the Company in relation to the Share Exchange. Further, Mr. Keiji Matsumoto, an outside director and a member of the special committee, did not attend the board of directors meeting and the special committee meeting held on November 14, 2007 due to certain business matters, and did not participate in the discussion, resolution or the special committee’s report.

2. Matters concerning the Exchange Consideration

(1) Provisions equivalent to the articles of incorporation under Japanese Law

The provisions equivalent to Citigroup’s articles of incorporation under Japanese Law are described on the Company’s website (http://www.nikko.jp/) and therefore are not included here.

(2) Rights concerning the Share Exchange

Rights concerning the common shares in Citigroup to be used as the exchange consideration are listed below:

(1) Entitlement to surplus dividend

Holders of Citigroup common shares are equally entitled to the dividends that may be declared by the board of directors after dividends required to be paid on outstanding shares of preferred stock (if any) have been paid. As of September 30, 2007, there are 5,846 outstanding preference shares and all of those preference shares are held by subsidiaries of Citigroup.

Citigroup’s bylaws provide that the directors have the right to declare dividends at any regular or special meeting to the full extent permitted by law.

(2) Entitlement to distribution of residual property

Upon the voluntary or involuntary liquidation, dissolution or winding up of Citigroup, the holders of Citigroup common shares shall share ratably in the assets remaining after payments to creditors and provision for the preference of any preferred stock.

(3) The right to vote at the general meeting of shareholders

Each holder of Citigroup common shares is entitled to one vote per share for the election of directors and for all other matters to be voted on by Citigroup’s shareholders. Except as otherwise provided by law, the holders of shares of common stock vote as one class. Holders of common shares may not cumulate their votes in the election of directors.

(4) Appraisal Opposition rights of the shareholder in the event of a merger or similar events

Under Delaware law, in certain situations, opposition rights may be available in connection with a merger or consolidation. Opposition rights are not available under Delaware law to shareholders of the surviving corporation when a corporation is to be the surviving corporation and no vote of its shareholders is required to approve the merger. In addition, no opposition rights are available under Delaware law to holders of shares of any class of or series of stock which is either:

(a) listed on a national securities exchange (e.g., the NYSE) or designated as a national market system security on an inter-dealer quotation system by the National Association of Securities Dealers, Inc.; or

(b) held of record by more than 2,000 shareholders.

Notwithstanding paragraphs (a) and (b) above, opposition rights are available to those shareholders who are required by the terms of the merger or consolidation to accept for their shares anything other than:

(a) shares of stock of the corporation surviving or resulting from the merger or consolidation or of another corporation, or depositary receipts in respect thereof;

(b) shares or depositary receipts, as of the effective date of the merger or consolidation, are listed on a national securities exchange or designated as a national market system security on an inter-dealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 shareholders;

(c) cash in lieu of fractional shares or fractional depositary receipts in the foregoing paragraphs; or

(d) any combination of the items listed above.

If all the stock of a subsidiary party to a short form merger is not owned by the parent corporation, opposition rights are available for shares of the subsidiary.

(5) The right to inspect or ask for a copy of the articles of incorporation and other materials (the material that shows electro-magnetic record(s), if the relevant data or material is recorded electro-magnetically)

Citigroup’s certificate of incorporation and by-laws are both available to the public. Delaware law allows any stockholder to inspect the corporation’s stock ledger, a list of its shareholders and its other books and records so long as the inspection is for a purpose reasonably related to that person’s interest as a stockholder.

(3) The language in which information is provided to the shareholder

In principle, Citigroup will provide information in English to shareholders listed in the shareholder register.

Citigroup mainly uses English for providing information to shareholders and its other stakeholders. However, because the common stock of Citigroup was listed on the Tokyo Stock Exchange (TSE) on November 5th, 2007, Citigroup will now also disclose information in Japanese in accordance with the TSE’s regulations.

(4) The total number of the rights equivalent to the voting right of the shareholder of Citigroup that shareholders will possess on the day of the Share Exchange should there be a meeting equivalent to the general meeting of shareholders.

5,117,624,121 shares

The number described above is calculated by the following method.

(a) The total number of voting rights of all shareholders of Citigroup (excluding shares beneficially owned by Citigroup subsidiaries, including the Company) as of September 30, 2007 (4,979,778,830 shares)

+

(b) The number of voting rights of all shares issued with respect to the Share Exchange (137,845,291 shares)

* With respect to (b) above, for the calculation of the number in accordance with the Share Exchange Agreement, we used (i) the number of the total issued shares (excluding the NCC shares held by CJH or the treasury shares held by NCC) of NCC as of September 30, 2007 (309,070,160 shares), (ii) the average of the volume-weighted average prices per Citigroup Share on the New York Stock Exchange on each of the trading days within the period of 11/9/07, 11/12/07 and 11/13/07 (USD34.23), and (iii) the average of the mean of exchange rate quotations for buying and selling spot dollars in Tokyo by telegraphic transfer against Japanese yen, as quoted by The Bank of Tokyo—Mitsubishi UFJ, Ltd., expressed as a number of yen per one U.S. dollar, as of 11:00 a.m. (Tokyo time) on each of the business days within the period of 11/9/07, 11/12/07 and 11/13/07 (¥111.13 to USD1).

(b) = (i) × 1,700 yen / ((ii)×(iii))

Please note that as captioned in (4) above, the total number of the rights equivalent to the voting right of the shareholder of Citigroup that shareholders will possess on the day of the Share Exchange should there be a meeting equivalent to the general meeting of shareholders will be affected by the fluctuations of the various numbers and averages which are used in (a) or (b) above, from the above date to the Effective Date of the Share Exchange. For example, if, by the Effective Date of the Share Exchange, opposition rights of dissenting shareholders are exercised, the Company’s share warrants are exercised, or NCC cancels its treasury shares, the above-captioned number will decrease.

(5) Matters concerning the person(s), etc. representing Citigroup

(1) Name and address of the person representing Citigroup

Name:	Sir Winfried F.W. Bischoff
Position:	Interim CEO;
Chairman, Citigroup Europe
Address:	399 Park Avenue, New York, New York, USA

(2) Names of Citigroup’s Directors and Officers (other than the representative)

(a) Directors of Citigroup

Name	Position
C. Michael Armstrong	Director
Alain J. P. Belda	Director
George David	Director
Kenneth T. Derr	Director
John M. Deutch	Director
Roberto Hernández Ramirez	Director
Andrew N. Liveris	Director
Anne M. Mulcahy	Director
Richard D. Parsons	Director
Judith Rodin	Director
Robert E. Rubin	Chairman of the Board
Robert L. Ryan	Director
Franklin A. Thomas	Director

(b) Executive Officers of Citigroup (Except persons appearing in (a) Directors of Citigroup)

Name	Position
Ajay Banga	Chairman & CEO, Global Consumer Group - International
David C. Bushnell	Chief Administrative Officer; Senior Risk Officer
Gary Crittenden	Chief Financial Officer
Robert Druskin	Chief Operating Officer
Steven J. Freiberg	Chairman & CEO, Global Consumer Group –North America
John C. Gerspach	Controller and Chief Accounting Officer
Michael S. Helfer	General Counsel and Corporate Secretary
Lewis B. Kaden	Vice Chairman

Name	Position
Michael Klein	Chairman & Co-Chief Executive Officer, Citi Markets & Banking, Institutional Clients Group
Sallie L. Krawcheck	Chairman & CEO, Global Wealth Management
Manuel Medina-Mora	Chairman & CEO, Latin America & Mexico
Vikram Pandit	Chairman & Chief Executive Officer Institutional Clients Group
William R. Rhodes	Senior Vice Chairman; Chairman, President & CEO, Citibank, N.A.
Stephen R. Volk	Vice Chairman

(6) Content of the documents equivalent to financial statements for the period equivalent to the latest fiscal year of Citigroup

Please refer to the Exhibit to Reference Material from pages 261 to 377, 497 and 499.

[English translation of Exhibit to Reference Material omitted]

* NOTE: For detailed business, financial and other information about Citigroup, please refer to information publicly made available by Citigroup including Citigroup’s SEC filings and other information posted on Citigroup’s website.

(7) Summary of the content of the Citigroup materials equivalent to those listed under the items of Articles 118 and 119 of the Ordinance for Enforcing the Company Law of Citigroup for the period equivalent to the latest fiscal year

Please refer to the Exhibit to Reference Material from pages 2 to 260 and from pages 503 to 531.

[English translation of Exhibit to Reference Material omitted]

* NOTE: For detailed business, financial and other information about Citigroup, please refer to information publicly made available by Citigroup including Citigroup’s SEC filings and other information posted on Citigroup’s website.

(8) Content of the materials equivalent to the balance sheet for the periods equivalent to the past five full fiscal years.

As Citigroup has submitted annual security reports reflecting information contained in the balance sheets as of the fiscal year end for each of the past 5 years in accordance with Article 24, Provision 1 of the Financial Instruments and Exchange Law of Japan (the former Securities Exchange Law of Japan), this item is not included in the Reference Material of the Convocation Notice for the General Meeting of Shareholders.

[English translation of Exhibit to Reference Material omitted]

* NOTE: For detailed business, financial and other information about Citigroup, please refer to information publicly made available by Citigroup including Citigroup’s SEC filings and other information posted on Citigroup’s website.

(9) Market price and method of cashing the exchange consideration

(1) The Market for Transacting Exchange Consideration

Citigroup’s common shares, which will be allotted and delivered to the NCC shareholders as the consideration of the Share Exchange, are listed on the 1st Section of the Tokyo Stock Exchange (hereinafter referred to as the “TSE”), as well as on the New York Stock Exchange (hereinafter referred to as the “NYSE”), and the Mexican Stock Exchange (Bolsa Mexicana de Valores, hereinafter referred to as the “MSE”) and may be disposed of and converted into cash in these Stock Exchanges.

(2) Parties acting as intermediary, broker or agent in the trading of the consideration of the share exchange

Citigroup’s common shares can be traded through entities such as (i) securities companies that are Japan Securities Depository Center Inc. participants and can handle foreign shares, (ii) U.S. or other securities companies that participate in the Depository Trust Company, and (iii) brokerage affiliates of Computershare Limited, which is Citigroup’s sub-transfer agent. (Depending on the entity that acts as an intermediary or depending on the method of transaction, there may be a minimum number of shares that can be traded in a single transaction, or a required number of shares to constitute a trading unit.)

(3) Restriction on the Transfer and Other Disposal of Exchange Compensation

As exchange consideration, there are no restrictions on the transfer or any other disposition of Citigroup Shares.

Please note, however, that the NYSE defines the sales unit of Citigroup Shares as 100, the Mexican Stock Exchange defines it as 5, and the TSE defines it as 50. Therefore, the shareholders of Citigroup may not trade a number of Citigroup Shares that is less than the respective sales units of the respective stock exchanges.

(4) Market Price of the Exchange Consideration

The average closing price of Citigroup Shares, issued as exchange consideration on the New York Stock Exchange during the period of the past six months (from May 14, 2007 to November 13, 2007) was USD48.18 (approximately 5,299 yen) (the exchange rate for US dollar against yen used herein is ¥109.98 to USD1, the rate as of November 13 of the same year). The stock price on the day immediately preceding the signing of the Original Share Exchange Agreement (the closing price on November 13 of the same year), was USD35.90 (approximately 3,948 yen) (the exchange rate for US dollar against yen used herein is ¥109.98 to USD1, the rate as of November 13).

The closing price of Citigroup on the Tokyo Stock Exchange on November 13, 2007 was 3,720 yen.

For your information, Shareholders may obtain information, free of charge, about the current price of Citigroup common shares on the NYSE at the NYSE website (http://www.nyse.com/), on the BMV at the BMV website (http://www.bmv.com.mx/), and on the TSE at the TSE website (http://www.tse.or.jp/index.html).

* ) As to the NYSE website, the “Last Trade” column of the uppermost table on the page displayed by the URL below shows the last trade price (in US dollar). http://www.nyse.com/about/listed/lcddata.html?ticker=C

(10) Procedure for receiving repayment when the exchange consideration can be repaid with a treasury share purchase, equity buyback or other similar ways

Under Delaware law, no Citigroup shareholder has the right to require Citigroup to buy his or her shares. Appraisal rights are as summarized above in (2)(4).

3. Financial Statements, etc.

(1) CJH

(1) Content of the financial statements for the latest financial year

The content of the financial statements of Ursus Credit Management Y.K. (currently, CJH) for the latest financial year (from January 1, 2006 to December 31, 2006) is described as below up to page 24.

Business Report

January 1 through December 31, 2006

1. Status of the Business

(1) Progress and Results

This fiscal year saw the Japanese economy experience continued moderate growth, led by an improved employment environment resulting from strong business performance. Corporate capital investment showed solid increases, and personal spending generally trended upward, mainly due to the purchase of home electronics such as flat-panel televisions, digital cameras, and video game machines.

In the Japanese real estate industry, an increase in demand for office space brought a continued drop in vacancy rates, particularly in urban areas, and a rise in average rents. With a number of new, large-scale shopping centers opening, and sales of large, high-rise residential projects continuing to be strong, the overall market remained firm. At the same time, an increase in the number of market participants also drove up acquisition costs, creating a less profitable business environment.

It was in this environment that our company pursued a range of investment activity, including investments in silent partnerships (Tokumei Kumiai) dealing in real estate, investments in real estate holding company stocks, investments in land and buildings, and investments in non-performing loans. While the results of these activities brought operating revenue of 28 million yen in this fiscal year (an increase of 28 million yen versus the previous fiscal year), the fact that investments were made mostly in the second half of this fiscal year, and that many of the assets in which we invested will take time to contribute to our income, resulted in an Operating Loss of 185 million yen in this fiscal year (compared to an Operating Loss of 1 million yen in the previous fiscal year). Overall, our company had a Net Loss after taxes for this fiscal year of 192 million yen (compared to a Net Loss of 1 million yen in the previous fiscal year).

(2) Change in corporate assets, profit and loss

	FY ending May, 2003	FY ending December, 2004*	FY ending December, 2005	FY ending December, 2006**
Revenue (million yen)	0	0	0	28
Ordinary profit (loss) (million yen)	0	(0)	(1)	(192)
Net profit (loss) (million yen)	(0)	(0)	(1)	(192)
Net profit (loss) per share (thousand yen)	(1)	(1)	(23)	(3,210)
Gross assets (million yen)	9	9	8	7,375
Total Shareholder’s Equity (million yen)	9	9	7	(184)

*	Fiscal year end was changed in the fiscal year ending December 2004; figures for that fiscal year reflect seven months of’ operating results.
**	The financial results for the fiscal year ending December 2006 are unaudited.

(3) Status of investments

Key investments made in the fiscal year are as follows:

Acquisition Date	Description	Amount
June 8, 2006	Silent partnership	2,513 million yen
September 29, 2006	Land; building	1,002 million yen
October 3, 2006	Silent partnership	20 million yen
October 25, 2006	Silent partnership	1,500 million yen
December 15, 2006	Loan	2,442 million yen

(4) Status of financing

During the period, we borrowed an amount of 7,501 million yen from Citigroup Financial Products Inc., our parent company, in the form of a loan.

(5) Issues to be addressed

While acquisition costs are expected to continue to rise due to the increase in the number of market participants, we expect to benefit from stronger relationships with our affiliated companies, and our ability to raise funds from our parent company, which should further strengthen our business base and help us work toward continued growth.

(6) Status of key parent company and subsidiaries

(1) Status of parent company

Our parent company as at December 31, 2006 was Citigroup Financial Products Inc., which held 60 shares (100% ownership) in our company. We have borrowed an amount of 7,501 million yen for investment purposes from our parent company.

(2) Status of subsidiaries

Name	Ownership ratio	Primary business
YK Equus Credit Management	100%	Real estate investment
YK PC One	100%	Real estate investment

(7) Primary lenders and amounts

Lender	Loan amount
Citigroup Financial Products Inc.	7,501 million yen

2. Items regarding stock

(1)	Total number of shares issuable	60 shares
(2)	Total number of shares issued	60 shares
(3)	Number of shareholders at end of the fiscal year	1
(4)	Shareholders at end of the fiscal year

Shareholder Name	No. of Shares	Ownership %
Citigroup Financial Products Inc.	60 shares	100%

3. Items regarding corporate officers

Position	Name	Directorships at other companies, etc.
Director	Koichi Yokoyama	Director, Aoyama Sogo Accounting Office

*Yoshito Kanayama, ex-director, resigned his position effective April 1, 2006.

Unaudited Balance Sheet

(As of December 31, 2006)

(1,000 Yen)

Item	Amount
(Assets)
Current Assets	107,642
Cash and deposits	66,086
Accounts receivable	41,556
Fixed Assets	7,267,491
Fixed tangible assets	1,000,618
Buildings	499,088
Fixtures and equipment	1,482
Land	500,046
Investments and other assets	6,266,873
Long-term security deposits	930
Loan claims	2,442,615
Affiliated company shares	8,568
Investments in silent partnerships	3,814,759

Total Assets	7,375,133

(Liabilities)
Current Liabilities	7,520,176
Short-term loan	7,501,855
Accounts payable	13,777
Income taxes payable	70
Deposits received	7
Deferred income	4,465
Long-Term Liabilities	39,913
Deposit received	39,913

Total Liabilities	7,560,089

(Net Assets)
Shareholder’s Equity	(184,955)
Capital	3,000
Additional paid-in capital	7,000
Other additional paid-in capital	7,000
Accumulated deficit	(194,955)
Other accumulated deficit	(194,955)
Accumulated deficit carried forward	(194,955)

Total net assets	(184,955)

Total of net assets and liabilities	7,375,133

Unaudited Profit and Loss Statement

(For the period January 1 through December 31, 2006)

(1,000 yen)

Item	Amount
Operating revenue		28,926
Operating expenses		213,864
Operating profit (loss)		(184,937)
Non-operating expenses Interest paid	7,622	7,622
Ordinary profit (loss)		(192,559)
Net profit (loss) before taxes		(192,559)
Corporate, inhabitant, and enterprise taxes		70
Net profit (loss)		(192,629)

Unaudited Statement of Changes in Shareholder’s Equity

(For the period January 1 through December 31, 2006)

(thousand yen)

	Shareholder’s Equity
	Capital	Additional Paid-in Capital		Retained Earnings (Accumulated Deficit)		Total Shareholder’s Equity	Total Shareholder’s Equity
		Other additional paid-in capital	Total additional paid-in capital	Other accumulated deficit	Total accumulated deficit
				Accumulated deficit carried forward
Balance as of Dec. 31, 2005	3,000	7,000	7,000	(2,326)	(2,326)	7,674	7,674
Amount of change during the fiscal year
Net profit (Loss)				(192,629)	(192,629)	(192,629)	(192,629)
Total amount of change during the fiscal year	0	0	0	(192,629)	(192,629)	(192,629)	(192,629)
Balance as of Dec. 31, 2006	3,000	7,000	7,000	(194,955)	(194,955)	(184,955)	(184,955)

Explanatory Notes

* The financial results data are unaudited.

1. Key accounting policies

(1) Standards and methods for valuation of assets

Standards and methods for valuation of securities

Shares in subsidiaries and affiliated companies: cost method.

(2) Method for depreciating fixed assets

Fixed tangible assets

Straight-line depreciation method is used.

(3) Treatment of investment in silent partnerships

An amount equivalent to our interest in the partnership’s assets is recorded as an investment in the silent partnership account, and an amount equivalent to our interest in any profit or loss generated by the partnership’s operations is recorded as a profit or loss for that period.

(4) Treatment of consumption taxes, etc.

The accounting method for consumption taxes and regional consumption taxes is the net tax method.

2. Notes on the Balance Sheet

(1) Amount of accumulated depreciation for fixed tangible assets

Buildings	2,936 thousand yen
Fixtures and equipment	48 thousand yen

(2) Receivables from/payables to affiliated companies

Short-term loan	7,501,855 thousand yen

4. Notes regarding Statement on Changes in Shareholder’s Equity

Number of shares outstanding at fiscal year end	60 shares
Number of treasury shares at fiscal year end	0 shares
Amount of dividend during fiscal year	0 yen

6. Notes regarding per share information

Net asset per share	-3,082,598 yen	18 sen
Net profit per share	-3,210,498 yen	18 sen

(2)Material events that occurred after the last day of the latest financial year that may affect the financial condition of the company including the disposal of a material asset, incurrence of a material liability, etc.

Material events related to CJH that occurred after December 31, 2006 that may affect the financial condition of the company including the disposal of a material asset, incurrence of a material liability, etc. are as follows (The numerical values and other information included below are unaudited.):

1.	On June 29, 2007, Douglas L. Peterson was appointed the director of the company, succeeding Koichi Yokoyama, who resigned the post on the same day.

2.	On July 2, 2007, the company filed an application with the local tax authority for approval to consolidate tax filings.

3.	On July 2, 2007, the company changed its name from Ursus Credit Management Y.K. to Citigroup Japan Holdings Y.K.

4.	On July 2, 2007, the company held an extraordinary general meeting of shareholders, authorizing and issuing to its parent company, Citigroup Financial Products Inc. (“CFPI”), 2,236,218 shares of common stock at JPY 50,000 per share for a total consideration of JPY 111,810,900,000. The proceeds from the issuance of the shares were applied equally between the company’s share capital and the company’s contributed surplus.

5.	On July 3, 2007, 100% of the company’s issued shares were sold by its parent company, CFPI, to Citigroup Inc. (“Citigroup”) for a total consideration of JPY 116,285,749,186

6.	Before July 31, 2007, the company was a so-called “investment special purpose vehicle” which invested in real estate, in silent partnerships that invested in real estate and in shares and bad debts, etc. of corporations that engage in real estate, investments, and which had no employees. On August 1, 2007, the company changed its purpose of businesses and became an operating company with employees.

7.	On August 6, 2007, the company acquired from its parent company, Citigroup, 657,711,277 common shares of Nikko Cordial Corporation representing approximately 68% of the voting rights for total consideration of JPY 1,118,109,170,900 in the form of JPY 111,419,561,850 in cash and JPY 1,006,689,609,050 in promissory notes.

8.	On August 14, 2007, the company changed its legal form from a Tokurei Yugen Kaisha to a Kabushiki Kaisha and renamed itself from Citigroup Japan Holdings Y.K. to Citigroup Japan Holdings Ltd.

9.	On August 20, 2007, the company sold its interest in a silent partnership investment for a consideration of JPY 3,759,595,194.

10.	On August 21, 2007, the company moved its head office from Entsuji Gadelius Building, 5-2-39 Akasaka, Minato-ku to 1-3-1 Marunouchi, Chiyoda-ku.

11.	On October 5, 2007, the company sold its participating interest in non-performing loan portfolios for a total consideration of JPY 2,375,908,383.

(2) Material events that occurred after the last day of the latest financial year that may affect the disposal of a material asset, burden of a material liability, or the position of the company’s assets

(1)	Concerning Change in the Parent Company and the Largest (Major) Shareholder

On March 14, 2007, Citigroup Japan Investments LLC decided to launch a tender offer for the shares, the rights to subscribe for new shares and the share purchase warrants of the Company (“tender offer”). The board of directors of the Company resolved to support the tender offer at the meeting held on the same day and the Company expressed its support opinion to the tender offer. On April 27, 2007, Citigroup Japan Investments LLC reported that 541,196,777 ordinary shares of the Company were tendered in the tender offer during the period from March 15, 2007 to April 26, 2007.

As a result, the percentage of the voting rights Citigroup Japan Investments LLC held in the Company rose to over 50%, and Citigroup Japan Investments LLC became the parent company and largest (major) shareholder of the Company as of May 9, 2007. In addition, as of this same date Citigroup Inc., which is a 100% parent company of Citigroup Japan Investments LLC, became the parent company set forth in Article 8, Paragraph 3 of the Regulations Concerning Terminology, Forms and Preparation Methods of Financial Statements, etc.

1)	Corporate name of the entity that became the parent company as well as the largest (major) shareholder and the number of shares held Corporate name Citigroup Japan Investments LLC

Number of shares held 541,196,777 shares

2)	Corporate name of the entity that is the parent company and the number of shares held Corporate name Citigroup Inc.

Number of shares held 588,698,520 shares (including indirect holdings)

3)	Date of change

May 9, 2007

(2)	Concerning Change in the Parent Company and Largest (Major) Shareholder

    On July 5, 2007, Citigroup Inc., the parent company of the Company, merged with Citigroup Japan Investments LLC, the parent company and the largest (major) shareholder of the Company, and a 100% subsidiary of Citigroup Inc.

1)	Corporate name of the entity that became the parent company as well as the largest (major) shareholder and the number of shares held

Corporate name Citigroup Inc.

Number of shares held 657,711,520 shares (including indirect holdings)

2)	Date of change

July 5, 2007

(3)	Concerning Change in the Parent Company and Largest (Major) Shareholder

    On August 3, 2007, Citigroup Inc., the parent company and largest (major) shareholder of the Company decided to acquire 47,501,500 shares of the Company as dividend in kind from Citigroup International LLC, a 100% subsidiary of Citigroup Inc. and on the same day, Citigroup Inc., concluded an agreement to assign 657,711,277 shares of the Company to Citigroup Japan Holdings, Y.K. (present CJH), a 100% subsidiary of Citigroup Inc.

    As a result, the percentage of voting rights of the Company held by Citigroup Japan Holdings Y.K. now represents approximately over 68% of the voting rights held by all shareholders and Citigroup Japan Holdings Y.K. has become the parent company and the largest (major) shareholder of the Company as of August 6, 2007 (settlement date). In addition, Citigroup Inc., which is a 100% parent company of Citigroup Japan Holdings Y.K., remains the parent company of the Company as set forth in Article 8, Paragraph 3 of the Regulations Concerning Terminology, Forms, and Preparation Methods of Financial Statements, etc.

1)	Corporate name of the entity that is the parent company as well as the largest (major) shareholder and the number of shares held

Corporate name Citigroup Japan Holdings Y.K.

Number of shares held 657,711,277 shares

2)	Date of change

August 6, 2007

(4)	Conclusion of the Basic Agreement, Original Share Exchange Agreement and Share Exchange Agreement

    The board of directors of the Company resolved at the board of directors meeting held on October 2, 2007, to enter into a basic agreement for a share exchange transaction with CJH and CJH’s 100% parent company, Citigroup, whereby the Company will become a wholly owned subsidiary of CJH and holders of NCC common shares will receive Citigroup common shares in the “Share Exchange”. The purpose of the share exchange is described above “I. Rationale for the share exchange.”

    After that, the Company, CJH and Citigroup confirmed the issues relating to tax as well as practical matters regarding the Share Exchange. Based on this confirmation, the Company executed the Original Share Exchange Agreement on October 31, 2007. Further, in response to the change of the Citigroup share price after that, the Company engaged in discussions and negotiations with Citigroup and CJH regarding amendments to the terms of the Share Exchange defined in the Original Share Exchange Agreement. Based on that, the Company executed the Share Exchange Agreement on November 14, 2007. The details are described above “I. Rationale for the share exchange.”

(5)	On the sale of the shares in Simplex Investment Advisors Co., Ltd. (a consolidated subsidiary of the Company and hereinafter referred to as “SIA”) by tendering in the tender offer (a consolidated subsidiary of the Company and hereinafter referred to as “SIA”)

    At the meeting of the management committee, held on October 5, 2007, the Company decided that on November 16, 2007, it will sell all SIA shares held by the Company’s group to Komei LLC (“Tender Offeror”), a joint company in which Goldman Sachs Realty Japan Limited, a member of the Goldman Sachs Group, and Aetos Japan Acquisitions LLC, a member of the Aetos Group, (hereinafter referred to collectively as the “Consortium”) respectively owns 50% indirectly.

1)	The Reason for Accepting the Tender Offer

    The Company had positioned SIA as a specialist to play a leading role in the real estate investment advisory service in the group and offered attractive and stable real estate asset management products to investors, together with SIA, since its founding in June 2002.

    Meanwhile, SIA management deemed it essential for its business strategy to further strengthen its real estate investment advisory services and real estate development business under the changing circumstances of the recent real estate market and of the competitors in that market. In response, the Company, recognizing that the real estate business is very different from the Company’s principal financial business, examined the proposal by the Tender Offeror and reached the conclusion that the proposal was meaningful for the growth strategy envisioned by SIA management. In addition, as SIA expressed its willingness to accept the tender offer , the Company, in acceptance of the bid, decided to sell all SIA shares held by its group companies on the condition that this takeover bid would be consummated substantially on the same terms as those announced on October 5, 2007 and that no special affair would occur that might affect the Company’s sale of SIA shares.

2)	Tender Offeror and number of shares sold

Tender Offeror: Komei LLC

Number of shares sold: 308,125 shares

3)	Start of the settlement date

November 16, 2007

4)	Impact on consolidated operating results

    If the Company participates in the tender offer and sells the shares of SIA that it owns for 215,000 yen per share (Tender Offer bid price), it is scheduled that approximately 43 billion yen of special earnings (gain on the sale of related companies) will be reflected in the consolidated financial statements for the financial year ending March 2008.

Proposal No. 2 Partial Amendment to the Articles of Incorporation

1. Reasons for the Amendment

1) The “Law for Partial Revision of the Securities Law” (Law No. 65 of 2006) and the “Law for Making the Concerned Laws Consistent after the Enforcement of the Law for Partial Revision of the Securities and Exchange Act” (Law No. 66 of 2006) came into force on September 30, 2007. As a result, the Securities and Exchange Act” (Law No. 25 of 1948) was re-incorporated into the “Financial Instruments and Exchange Law.” Accordingly, “securities business,” “investment trust management business,” “investment advisory business,”, etc. have been changed to “financial instrument business.” The proposed amendments to the Articles of Incorporation are intended to reflect such changes.

) Upon the approval of the agenda item 1 “Approval of the share exchange agreement between the Company and Citigroup Japan Holdings”, Citigroup Japan Holdings (CJH) will become the sole shareholder of the Company on the effective date of the share exchange, and there will be no need for the provision on the record date for the general shareholders meeting. Accordingly, the current Article 13 (Record Date) is to be deleted.

3) Under Article 36 of the Articles of Incorporation (Business Year), the business year of the Company currently starts on April 1 and ends on March 31 of the next year, but we change the business year to the business year commencing on January 1 and ending on December 31 of the same year. This new business year will correspond to the business year of Citigroup Inc. Furthermore, in association with this change, we also propose to amend Article 14 (Convocation) accordingly. Despite the provisions in Article 35 (Business Year), after the amendment, the 67th business year starting on April 1, 2007 will be shortened to 9 months and will end on December 31, 2007.

4) The Article numbers and other phrases and expressions will be adjusted in accordance with these amendments.

2. The Amendments

(The underlined parts are subject to the amendment)

Before Amendment	After Amendment

Article 3. (Purpose)

The purpose of the Company shall be to own shares in the companies engaged in the following business activities and in the foreign companies engaged in similar business activities with the purpose of controlling and managing business activities of such companies.

(1)    Securities business, as defined in the Securities and Exchange Law, and other business activities relating to such securities business;

(2)    Any business that a securities company may undertake under the Securities and Exchange Law, in addition to the business mentioned in the preceding paragraph;

(3)    Management business of investment trusts and investment companies’ asset management business under the Law concerning Investment Trust and Investment Companies;

(4)    Business of an asset custodian company under the Law concerning Investment Trust and Investment Companies;

(5)    Investment advisory business or business relating to discretionary investment contracts under the Law for the Control, etc. of Securities Investment Advisory Business;

(6)    Trust business under the Trust Business Law, agent business of trust contract and sales of beneficial interest in trust;

(7)

/ (Omitted)

(12)

(13)  Business to provide education and training for the employees of business enterprises engaged in securities business or other financial operations;

(14)

/ (Omitted)

(32)

Article 13. (Record Date)

Shareholders entitled to exercise their rights at the ordinary general meeting of shareholders shall be those appearing on the register or on the record of shareholders with voting rights as of March 31 each year.

2. Notwithstanding the provisions of the preceding subsection, the Company may, in accordance with a resolution of the Board of Directors or a determination of Executive Officers authorized by a resolution of the Board of Directors and upon setting a record date after the final day of a business year by giving public notice in advance, determine that shareholders appearing on the register or on the record of shareholders with voting rights at the closing of such a fixed date are shareholders who are entitled to exercise their rights at the ordinary general meeting of shareholders of that business year.

3. In addition to the preceding two subsections or except as otherwise set forth by these Articles of Incorporation, whenever necessary, the Company may, in accordance with a resolution of the Board of Directors or a determination of Executive Officers authorized by a resolution of the Board of Directors and upon setting a record date by giving public notice in advance, determine that shareholders or registered pledgees appearing on the register or on the record of shareholders at the close of such a fixed date are shareholders or pledgees who are entitled to exercise their rights.

Article 14. (Convocation)

The ordinary general meeting of shareholders shall be convened within three (3) months after April 1 of each year and extraordinary meetings of shareholders shall be convened whenever necessary.

Article 15.

/ (Omitted)

Article 35.

Article 36. (Business Year)

The business year of the Company shall one (1) year from April 1 of each year to March 31 of the following year.

Article 37.

/ (Omitted)

Article 38.

Article 3. (Purpose)

The purpose of the Company shall be to own shares in the companies engaged in the following business activities and in the foreign companies engaged in similar business activities, with the purpose of controlling and managing business activities of such companies.

(1)    Securities business, as defined in the Financial Instruments and Exchange Law, and other business activities relating to such financial instruments business;

(2)    Any business that a financial instruments company may undertake under the Financial Instruments and Exchange Law, in addition to the business mentioned in the preceding paragraph;

(                                Deleted                                 )

(                                Deleted                                 )

(                                Deleted                                 )

(3)    Trust business under the Trust Business Law and agent business of trust contract;

(4)

/ (Not to be changed)

(9)

(10)  Business to provide education and training for the employees of business enterprises engaged in financial instruments business or other financial operations;

(11)

/ (Not to be changed)

(29)

(Deleted)

Article 13. (Convocation)

The ordinary general meeting of shareholders shall be convened within three (3) months after January 1 of each year and extraordinary meetings of shareholders shall be convened whenever necessary.

Article 14.

/ (Not to be changed)

Article 34.

Article 35. (Business Year)

The business year of the Company shall commence on January 1 and end on December 31 of every year.

Article 36.

/ (Not to be changed)

Article 37.